INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

September 8, 2022

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”) on behalf of the AXS Adaptive Plus Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Deborah O’Neal of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 9, 2022, regarding Post-Effective Amendment No. 320 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) on June 24, 2022, relating to the AXS Adaptive Plus Fund (the “Fund”), a newly-created series of the Trust.

Responses to all of the comments are included below and, as appropriate, will be incorporated into a Post-Effective Amendment filing that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

SUMMARY SECTION

Fees and Expenses

1.	Please provide the Fund’s completed fees and expenses table and example to the Commission for review at least five business days prior to filing the Amendment.

Response: The Fund’s completed fees and expenses table and example are as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees (fees paid directly from your investment)	Investor Class Shares	Class I Shares
Maximum sales charge (load) imposed on purchases	None	None
Maximum deferred sales charge (load)	None	None
Wire fee	$20	$20
Overnight check delivery fee	$25	$25
Retirement account fees (annual maintenance fee)	$15	$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	1.50%	1.50%
Distribution (Rule 12b-1) fee	0.25%	None
Other expenses[1,2]	0.86%	0.86%
Total annual fund operating expenses[2]	2.61%	2.36%
Fees waived and/or expenses reimbursed[3]	(0.37)%	(0.37)%
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[2,3]	2.24%	1.99%

[1]	“Other expenses” have been estimated for the current fiscal year. Actual expenses may differ from estimates.

[2]	The costs of investing in one or more equity-linked options purchased by the Fund directly (collectively, the “Option”) is an indirect expense that is not included in the above fee table and is not reflected in the expense example. The Option’s returns will be reduced and its losses increased by the operating expenses and management fees of the underlying trading program (as described under “Principal Investment Strategies”) associated with the Option, which are the fees and expenses deducted by the counterparty in the calculation of the returns of the Option. Such fees are accrued daily within the Option and deducted from the Option’s value daily. The total indirect costs of investing in Options is estimated to be 0.3125% for the current fiscal year.

[3]	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including, for example, options and swap fees and expenses) acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 2.24% and 1.99% of the average daily net assets of Investor Class shares and Class I shares of the Fund, respectively. This agreement is in effect until September 14, 2023, and it may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three years after the date of the waiver or payment. Any such reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years
Investor Class Shares	$227	$776
Class I Shares	$202	$701

2.	Please add the sub-heading “Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)” to the Fund’s fees and expenses table.

Response: The Registrant has made the requested change as reflected in the response to comment #1.

3.	Please confirm expenses associated with short sales are reflected in the fee table.

Response: The Fund does not intend to engage in short sales.

4.	Please confirm that the contractual fee waiver and/or expense reimbursement for the Fund will be effective for at least one year from the effective date of the Fund’s Registration Statement.

Response: The Registrant confirms that the contractual fee waiver and/or expense reimbursement for the Fund will be effective until September 14, 2023, as reflected above in the fees and expenses table and the example shown in response to comment #1.

5.	Footnote 3 to the fees and expenses table provides that the Fund’s investment advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full years after the date of the waiver or payment. The recapture of fees should be made within three years of the date of the waiver or payment. If the recoupment period is in excess of three years, consider whether the Fund should record a liability for the repayment of waived fees or expense payments to the investment advisor. Please state in the response letter whether the Registrant has performed an assessment for the recording of a liability pursuant to FASB ASC 946-20-25-4 and criteria (a), (b), and (c) of paragraph 36 of FASB Concepts Statement No. 6, and the criteria in FASB ASC 450-20-25-2 and its conclusions. In addition, please state in the response letter whether the Fund’s independent registered public accountant has reviewed the Registrant’s assessments and its conclusions.

Response: The Registrant confirms that the Advisor may seek reimbursement from the Fund “for a period ending three years after the date of the waiver or payment,” as reflected above in footnote 3 to the fees and expenses table shown in response to comment #1.

Principal Investment Strategies

6.	In your written response, please explain how options and swaps provide exposure to a trading program as it seems that options and swaps would provide exposure to the components of the index rather than the trading program.

Response: The Fund seeks to invest in equity-linked call options or swaps that provide exposure to rising and falling U.S. equity markets based on the ProfitScore trading program (the “Trading Program”), which is designed to produce the returns of the ProfitScore Regime-Adaptive Equity Index (the “Index”). The Index reflects the returns of a systematic trading program that is calculated based on trades (long and short) of S&P 500 Index securities and cash equivalents. Because the Fund cannot invest in the Index directly, the Fund utilizes options and swaps to generate returns that correspond directly to the returns of the Trading Program and, indirectly, the Index. Additional disclosure has been added to the principal investment strategies as noted in the response to comment #7 below.

7.	Please clarify in the principal investment strategies what the “determination of the market regime for U.S. equities” means as well as “capturing the short-term price changes (up and/or down) observed in the respective asset classes…” as these may be confusing to investors.

Response: The Registrant understands that the Index’s strategy is based on the concept that equity market efficiency is negatively correlated with volatility. As a result, the Index’s exposure to the U.S. equity market and cash equivalents is based on the current market environment for U.S. equities (i.e., low volatility or high volatility). During periods of low volatility, the Index seeks to identify and dynamically capture gains based on persistent directional moves. As volatility increases, markets often become increasingly unstable and inefficient. During these periods of high volatility, the Index attempts to quickly adjust its exposures to U.S. equities and cash equivalents, through the use of long or short trades, and, in turn, capitalize on market inefficiencies and short-term price changes.

Accordingly, the Registrant has revised the first paragraph of the Fund’s Principal Investment Strategies to clarify the aforementioned language as follows:

Under normal market conditions, the Fund seeks to achieve its investment objective by investing in equity-linked call options or swaps that provide exposure to the ProfitScore Capital Management, Inc. (“ProfitScore”) trading program (the “Trading Program”) that is designed to produce the returns of the ProfitScore Regime-Adaptive Equity Index (the “Index”). The Index reflects the returns of a highly liquid, systematic trading program ~~index~~ that is calculated based on trades (long and short) of S&P 500 Index securities and cash equivalents. The calculation of the Index is performed in two steps: first, determination of the market environment ~~regime~~ for U.S. equities (i.e., low volatility or high volatility), and second, ~~then~~ capturing the short-term price changes (up and/or down) observed in the respective asset classes (i.e., U.S. equities and cash equivalents) that the Index tracks. Because the Fund cannot invest in the Index directly, the Fund utilizes options and/or swaps to generate returns that correspond directly to the returns of the Trading Program and, indirectly, the Index.

8.	In the last sentence of the second paragraph, please expand upon how the Fund intends to generate alpha when volatility is elevated and how this is going to work and state whether the Fund will go long or short.

Response: The Index was created in 2014, and the Trading Program has created its most significant value generally during periods of high volatility and market stress due to correctly identifying high volatility regimes and adjusting exposures quickly in response. When volatility is elevated the Trading Program will be long or short the S&P 500 Index securities in order to generate alpha by attempting to minimize the effect of U.S. equity volatility on the Index. The options and swaps utilized by the Fund are designed to provide exposure to the Trading Program (and indirectly the returns of the Index), which attempts to generate alpha during periods of high volatility. The Fund itself is not making long or short investments in securities.

The Registrant has revised the disclosure as follows:

The Trading Program’s (and therefore the Index’s) investment strategy is based on the concept that equity market efficiency is negatively correlated with volatility. When volatility increases, market efficiency declines, and vice versa. The volatility state of the market determines alpha/beta opportunities. Historically, U.S. equity markets experience low levels of volatility approximately 55% of the time. Low volatility periods are commonly known as bull markets, when longer-term uptrends and the majority of market gains occur. The Index’s U.S. equity exposure will attempt to systematically capture beta, which is the return generated from a portfolio that can be attributable to the overall market returns, during low volatility regimes. When volatility is elevated, the ~~Index’s~~ Index will adjust its U.S. equity exposure in an attempt to ~~will attempt to systematically~~ generate alpha, which is a measure of the amount that an investment has returned in comparison to the market or benchmark. The overall goal of the Index is to minimize the effect of U.S. equity volatility on the Index while generating gains in bull or bear markets.

9.	The first sentence of the third paragraph is confusing. Please explain how the payments from options and swaps are linked to a trading program.

Response: The Fund invests in equity-linked call options or swaps that provide exposure to the Trading Program that is designed to produce the returns of the Index. The Registrant has removed the disclosure as it may be confusing for investors. The revised the disclosure is as follows:

The options and swaps in which the Fund intends to invest ~~have payments linked to the Index and~~ are designed to produce returns similar to the Index.

Principal Investment Risks

10.	Please add disclosure regarding the risks associated with options and swaps to the Fund’s “Derivatives Risk” disclosure.

Response: The Registrant has added the following dislosure:

•	Options Risk. Purchasing and writing put and call options are highly specialized activities and entail greater than ordinary investment risks. The Fund may not fully benefit from or may lose money on an option if changes in its value do not correspond as anticipated to changes in the value of the underlying securities. If the Fund is not able to sell an option held in its portfolio, it would have to exercise the option to realize any profit and would incur transaction costs upon the purchase or sale of the underlying securities. Ownership of options involves the payment of premiums, which may adversely affect the Fund’s performance. To the extent that the Fund invests in over-the-counter options, the Fund may be exposed to counterparty risk.

•	Swap Transactions. The Fund may enter into swap transactions. A swap contract is a commitment between two parties to make or receive payments based on agreed upon terms, and whose value and payments are derived by changes in the value of an underlying financial instrument, such as an index or basket of securities. Swap transactions can take many different forms and are known by a variety of names. Total return swaps are contracts in which one party agrees to make periodic payments based on the change in market value of the underlying assets, which may include a specified security, basket of securities or security indexes during the specified period, in return for periodic payments based on a fixed or variable interest rate of the total return from other underlying assets. Depending on how they are used, swap transactions may increase or decrease the overall volatility of the Fund’s portfolio. A significant factor in the performance of a swap transaction is the change in the specific underlying financial instrument, such as the individual equity values, which, along with other factors, determines the amounts of payments due to and from the Fund.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

11.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section have been made to the Item 9 disclosure.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

12.	Please review the Fund’s concentration policy disclosed in the Fund’s investment limitations included in the SAI.

Response: The Registrant has revised the following disclosure as follows:

The Fund may not invest 25% or more of its total assets, calculated at the time of purchase in any one industry (other than securities issued by the U.S. government, its agencies or instrumentalities~~), except the Fund will concentrate in the real estate industry~~.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary